Exhibit 99.1

ECMOHO Limited Announces Change of Auditor

Shanghai, China – October 23, 2020 – ECMOHO Limited (“ECMOHO” or the “Company”; Nasdaq: MOHO), a leading integrated solution provider in the non-medical health and wellness market in China announced that PricewaterhouseCoopers Zhong Tian LLP (“PwC”) has been dismissed as the Company’s independent auditor, effective October 23, 2020, and that the Company has appointed Friedman LLP (“Friedman”) as the successor independent auditor of the Company, effective October 23, 2020.

The change of the Company’s independent auditor was made after careful consideration and evaluation process by the Audit Committee and the Board of Directors of the Company and was approved by the Audit Committee and the Board of Directors of the Company.

PwC’s audit report on the Company’s consolidated financial statements as of and for the years ended December 31, 2018 and 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle. During two most recent fiscal years ended December 31, 2019, and through the subsequent interim period through October 23, 2020, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in their report on the financial statements for such year, and (ii) no “reportable events” (as defined set forth in Item 16F (a)(1)(v) of Form 20-F) other than the material weakness reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 12, 2020.

During the Company’s two most recent fiscal years ended December 31, 2019 and the subsequent interim period through October 23, 2020, neither the Company nor anyone acting on its behalf consulted with Friedman regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F.

The Company is working closely with PwC and Friedman to ensure a seamless transition.

The Board of Directors of the Company would like to express its sincere gratitude to PwC for its professionalism and quality of services rendered to the Company over the past two years.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Limited

ECMOHO is a leading integrated solution provider in the non-medical health and wellness market in China. The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Limited
Investor Relations
Email: ir@ecmoho.com